SUB-ITEM 77I:  Terms of new or amended securities

77I(b) - Attached is the Class K Shares Exhibit to the
Multiple Class Plan of Federated Stock and Bond Fund, Inc.
The information contained in the attached Exhibit serves as the description of Class K Shares as required by this Item.